Pathfinder Acquisition Corporation

1950 University Avenue, Suite 350
Palo Alto, CA 94303

December 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549
Attention: Alexandra Barone and Jeff Kauten

Re:	Pathfinder Acquisition Corporation
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-258769

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Pathfinder Acquisition Corporation (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-258769), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Matthew R. Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, if you have any other questions or concerns regarding this matter.

      Sincerely,

     /s/ Lance Taylor

     Name: Lance Taylor

     Title: Chief Financial Officer